UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Tesoro Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

88160T107

(CUSIP Number)

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,620,925
	8	Shared voting power 18,434,117[1]
	9	Sole dispositive power 15,620,925[1]
	10	Shared dispositive power 18,434,117[1]

11	Aggregate amount beneficially owned by each reporting person 34,055,042[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 31.5%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in Tesoro Logistics LP (the “Issuer”).
2.	Based upon approximately 108,002,273 common units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,219,002[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 8,219,002[1]

11	Aggregate amount beneficially owned by each reporting person 8,219,002[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.6%[2]
14	Type of reporting person OO

1.	Includes 151,021 Common Units held indirectly through the Reporting Person’s wholly-owned subsidiary Carson Cogeneration Company. The Reporting Person may also be deemed to be the indirect beneficial owner of the 2.0% general partner interest in the Issuer.
2.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 571,065
	9	Sole dispositive power 0
	10	Shared dispositive power 571,065

11	Aggregate amount beneficially owned by each reporting person 571,065
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%[1]
14	Type of reporting person OO

1.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 88160T107

1	Names of reporting persons. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,644,050[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 9,644,050[1]

11	Aggregate amount beneficially owned by each reporting person 9,644,050[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.9%[2]
14	Type of reporting person OO

1.	The Reporting Person, sole general partner of the Issuer, also owns 2,202,880 general partner units representing a 2.0% general partner interest in the Issuer, as well as incentive distribution rights in the Issuer, entitling the Reporting Person to receive increasing percentages of quarterly distributions in excess of specified amounts.
2.	Based upon approximately 108,002,273 Common Units of the Issuer issued and outstanding as of March 31, 2017, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 9 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Tesoro Corporation (“Tesoro”), Tesoro Refining & Marketing Company LLC (“TRMC”), Tesoro Alaska Company LLC (“Tesoro Alaska”) and Tesoro Logistics GP, LLC (the “General Partner” and, collectively with Tesoro, TRMC and Tesoro Alaska, the “Reporting Persons”) on September 24, 2012, as amended on June 3, 2013, December 9, 2013, May 20, 2014, October 24, 2014, November 13, 2015, July 8, 2016, September 22, 2016 and April 17, 2017 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

On July 20, 2017 representatives of the Issuer delivered a proposal (the “Proposal Letter”) to the Chairman of the conflicts committee of the board of the general partner of Western Refining Logistics, LP (“WNRL” and the board, the “WNRL Board”) to acquire all of the outstanding common units of WNRL representing limited partnership interests in WNRL (“WNRL Common Units”) in exchange for Common Units of the Issuer, at an exchange ratio of 0.4906 Common Units of Issuer for each WNRL Common Unit (the “Proposed Transaction”).

The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter which is filed as Exhibit 3 hereto and is incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between the Reporting Persons, the Issuer and WNRL will contain transaction terms consistent with those described in the Proposal Letter or result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a possible transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a potential transaction and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of the Reporting Person, including the satisfactory completion of due diligence, the approval of the board of directors of the general partner of the Issuer (the “Issuer Board”) and the WNRL Board, the approval of the conflicts committees established by the Issuer Board and the WNRL Board, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

The Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the WNRL Board and the Issuer Board have approved a specific transaction, if any, except as may be required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

3.	Proposal Letter, dated July 20, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2017

TESORO CORPORATION

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President, General Counsel and Secretary

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President

TESORO ALASKA COMPANY LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President and General Counsel

TESORO LOGISTICS GP, LLC

By:	/s/ Kim K.W. Rucker
Kim K.W. Rucker
Executive Vice President and General Counsel